X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2008 OCT 27 A 11:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

September 26, 2008

08005586

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

SUPPL

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated September 26, 2008).

Thank you.

PROCESSED
OCT 29 2008
THOMSON REUTERS

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

X-Cal Resources Ltd.

RECEIVED

TSX/XCL **September 26, 2008**

News Release

X-CAL FILES NEW NI 43-101 REPORT for SLEEPER

X-CAL has filed a new NI 43-101 Technical Report on the Sleeper Gold Project, located in Humboldt County, Nevada. The report is by Gary Giroux MASc. P.Eng who is an independent qualified person as defined by NI 43-101 and co-authored by Larry Kornze P.Eng. and Larry G. Martin CPG. The report has been filed to SEDAR and posted to www.x-cal.com.

The new NI 43-101 Technical Report contains encouraging resource numbers.

The report recommends a preliminary economic assessment and an application to build a new heap leach test pad at Sleeper, provided that the study shows a positive internal rate of return.

In-ground resources for the project are located in the Facilities and the West Wood Areas at the Sleeper Mine Site.

The Facilities Area contains 1,891 drill holes totaling 242,016m. West Wood contains 437 drill holes totaling 85,194m.

Table 1: SUMMARY OF IN-GROUND RESOURCE – SLEEPER PROJECT

Classification	Au Cutoff (g/t)	Tonnes	Au (g/t)	Ag(g/t)	Ozs Au	Ozs Ag
Indicated	0.40	26,960,000	0.87	5.80	750,000	5,030,000
Inferred	0.40	20,000,000	0.59	6.60	380,000	4,240,000

Above-ground material, containing gold and silver located in the heap leach pads and tailings at Sleeper has also been classified as resource (see Table 2).

Table 2: ABOVE-GROUND INFERRED RESOURCE LOCATED IN THE HEAPS AND TAILS – SLEEPER PROJECT

AREA	Tons Placed	tonnes	Average Grade Au		Au Ounces	Average Grade Ag		Ag Ounces
			Au (oz/t)	Au (g/t)	Au Remaining	Ag (oz/t)	Ag (g/t)	Ag Remaining
HEAPS	48,856,275	44,322,122	0.012	0.409	583,254	0.026	0.877	1,249,983
Mill TAILINGS	6,600,000	5,987,481	0.020	0.679	130,666	0.224	7.671	1,476,748
Above ground TOTAL	55,456,275	50,309,603	0.013	0.441	713,920	0.049	1.686	2,726,731

Together, Table 1 and Table 2 summarize the current Sleeper Resource.

The report also documents a larger Mineral Inventory, which includes resource at lower cutoffs.

An important study of the above-ground resources is attached to the Technical Report as an appendix. The study by Dr. E. Zoutomou contains opinions and conclusions that are encouraging with regard to the potential for renewed heap leaching at Sleeper. Dr. Zoutomou is a metallurgist with 30 years of industry experience. His conclusions are not in NI 43-101 format and should be considered historical.

An independent preliminary economic assessment in NI 43-101 format (previously known as a scoping study) will look at the heap leach potential of combined "in-ground" and "above-ground" resource at Sleeper.

The above-ground resource in the Heaps at Sleeper and the in-ground resource in the Facilities Area adjoin each other, which is favorable for development logistics.

Material for testing is already in hand from X-Cal's 2007 definition drilling and sonic drilling of the Heaps, for use in the recommended economic assessment.

In addition to evaluating the potential for renewed heap leach operations at Sleeper, the possible benefits of a ramp to access higher-grade material at West Wood should also be considered.

The Technical Report also documents an extensive mineral system and priority drill targets within the 30 square mile Sleeper District. The 100% X-Cal property has excellent exploration potential.

The new report includes comprehensive information, as required by NI 43-101.

SUMMARY

Near term economic potential and the exploration upside are evident in the report.

The independent model has confirmed the mineralized layers, which were described in X-Cal's 2007 Annual Report. This important new understanding of the mineralization controls at Sleeper should increase the success rate of future drilling at Sleeper.

Cross-sections from the resource model and geologic illustrations, in the new NI 43-101 Technical Report, show gold mineralization conforming to the new geologic understanding

Graphics depicting the locations of the above-ground resource and the in-ground resource at Sleeper are contained in the Technical Report.

The appendix by E. Zoutomou on the above ground resource at Sleeper is encouraging.

Illustrations to assist with quantifying the resource are attached to this release.

In addition to the Sleeper Gold Project, X-Cal also has well located properties in the Cortez Area and the Spring Valley Area in Nevada.

The Annual General Meeting of the shareholders of X-Cal Resources Ltd will be held on Friday September 26, 2008 at 2PM. Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario.

The contents of this release have been reviewed by Larry Kornze P.Eng and Larry G. Martin CPG, who are "Qualified Persons" as defined by NI 43-101. Mr. Kornze is a director of X-Cal and Mr. Martin is X-Cal's Senior Geologist.

Quality control and data verification consistent with good industry practice, including use of accredited labs for assays, insertion of standards and check assays have been completed and are documented in detail in the pending NI 43-101 Technical Report. The portion of drill data attributable to Amax and Placer Dome, which preceded NI 43-101, does not have documentation for sample preparation, bagging, security, and transportation practices. However, summary data sheets and summary reports prepared by these companies and by the analytical labs are available.

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project. Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

(1) Cautionary Note to U.S. Investors concerning estimates of Measured, Indicated and Inferred Resources: This press release uses the terms "measured", "indicated" and "inferred" "resources." We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. **U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable.**

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Visit our web site: www.x-cal.com

E-Mail: *invrel@x-cal.com*

Sleeper Gold Resource


2,000,000
1,750,000
1,500,000
1,250,000
1,000,000
750,000
500,000
250,000
0
Ounces Au
Indicated In-Ground Resource
26,960,000 tonnes, 0.87 g/t Au avg. Grade
750,000 ozs.
Inferred In-Ground Resource
20,000,000 tonnes, 0.59 g/t Au avg. grade
380,000 ozs.
Inferred Above-Ground Resource
50,309,603 tonnes, 0.44g/t Au avg. grade
713,902 ozs.

X-Cal Resources Ltd. 2008

Sleeper Silver Resource


12,000,000
11,000,000
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Ounces Ag
Indicated In-Ground Resource
26,960,000 tonnes, 5.8 g/t Ag avg. grade
5,030,000 ozs.
Inferred In-Ground Resource
20,000,000 tonnes, 6.6 g/t Ag avg. grade
4,240,000 ozs.
Inferred Above-Ground Resource
50,309,603 tonnes, 1.69 g/t Ag avg. grade
2,726,731 ozs.

X-Cal Resources Ltd. 2008

X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

September 29, 2008

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated September 29, 2008).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

X-Cal Resources Ltd.

TSX/XCL **September 29, 2008**

News Release
Results of Annual Meeting

The Annual General Meeting of the Shareholders was held in Toronto, on September 26, 2008.

More than 96% of the votes cast at the meeting were in favor of the resolutions proposed by management. The board of directors was re-elected and all resolutions were passed. The total number of shares voted was 44,578,329 representing 32.5% of 136,926,323 issued shares.

X-Cal President, Shawn Kennedy noted that the new NI 43-101 Technical Report on the Sleeper Gold Project, located in Humboldt County, Nevada was filed to SEDAR on September 25, 2008 and is also available at www.x-cal.com.

Gold and Silver Resources with near term economic potential and exploration upside are evident in the document.

A permit application for a new heap leach pad and on site bulk testing, is recommended in the Technical Report, provided that a positive internal rate of return results from a proposed preliminary economic assessment.

The potential for renewed heap leaching at Sleeper is discussed in an appendix. The conclusions in the attached reference paper are encouraging. They are not in NI 43-101 format and should be considered historical (see appendix paper by Dr. E. Zoutomou in the Technical Report).

X-Cal carried out a sonic drill program on the heaps that collected material for assay and metallurgical work. The results of this work to date are encouraging and are also documented in the new Technical Report. The engineering work should be continued.

The economic potential of 583,000 ounces of inferred gold resource and 1,249,000 ounces of inferred silver resource, located in the Heap Leach Pads, becomes more attractive if this material can be blended with other, additional nearby resource.

The 2007 definition drilling program of the nearby Facilities Area resulted in an additional 220,000 ounces of "indicated gold resource" with an average grade of 0.686 g/t Au, and (plus) 370,000 ounces of "inferred gold resource" with an average grade of 0.587 g/t Au. The in-ground Facilities Area resources may be able to be blended with the Heaps resource, which is located in close proximity.

A new heap leach operation using a combination of the already mined resource in the Heaps and the in-ground Facilities resource should be considered.

A separate 130,000 ounces of inferred gold resource and 1,476,000 ounces of inferred silver resource are also above ground in tailings at Sleeper. This material is mentioned as part of inventory, but would likely require a different form of processing.

In addition to evaluating the potential for renewed heap leach operations at Sleeper, the possible benefits of a ramp to access higher-grade material at West Wood needs to be evaluated.

The West Wood area contains high-grade intercepts such as 110 ft averaging 21.72 g/t Au and 209 ft averaging 10.67g/t Au, which are listed in the 2007 X-Cal Annual Report.

A ramp could provide access to high-grade portions of the West Wood Resource for bulk sampling and new underground drill stations.

Sleeper is noted for some exceptional concentrations of gold. Potential revenue from shipping of bulk samples could be beneficial.

The West Wood area currently has an "indicated resource" of 380,000 ounces of gold with an average grade of 1.519 g/t Au and 1,750,000 ounces of silver with an average grade of 7.021 g/t Ag. Additionally, there is also a modest "inferred" gold and silver resource at West Wood, which is described in the Technical Report.

The requirement for step out and exploration drilling between the West Wood Area and the North West Target is apparent in the data. In light of the new geologic understanding, drilling of these areas should be a high priority.

The gold resource in the block model, both at West Wood and in the Facilities Area, conforms to the new understanding of mineralization controls at Sleeper. This knowledge should improve the success rate of both definition and exploration drilling.

The exploration upside of the Sleeper Gold District for new epithermal gold deposits is documented and very attractive.

The SW Target Area is 2 km long, located south west of the mine site. It is an example of a completely untested target, which is equal in area to the historic Sleeper mine site. SW is one of several areas, which illustrate the district scale potential of the Sleeper Gold Property.

Management wishes to thank shareholders who mailed in their votes and express appreciation to those who attended the meeting and voted in person. The very high percentage of the votes, which approved all resolutions, is noteworthy.

The Sleeper resource, Nevada location and the infrastructure are in contrast to X-Cal's market capitalization.

A comprehensive data package is being made available to mining companies, which includes the new block model of Sleeper gold and silver resource.

In addition to the Sleeper Gold Project, X-Cal also has well located properties in the Cortez Area and the Spring Valley Area in Nevada.

The contents of this release have been reviewed by Larry G. Martin CPG, who is a "Qualified Persons" as defined by NI 43-101. Mr. Martin is X-Cal's Senior Geologist.

Quality control and data verification consistent with good industry practice, including use of accredited labs for assays, insertion of standards and check assays have been completed and are documented in detail in the pending NI 43-101 Technical Report. The portion of drill data attributable to Amax and Placer Dome, which preceded NI 43-101, does not have documentation for sample preparation, bagging, security, and transportation practices. However, summary data sheets and summary reports prepared by these companies and by the analytical labs are available.

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project. Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

(1) Cautionary Note to U.S. Investors concerning estimates of Measured, Indicated and Inferred Resources: This press release uses the terms "measured", "indicated" and "inferred" "resources." We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. **U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable.**

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Visit our web site: www.x-cal.com

E-Mail: invrel@x-cal.com

END